UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Diamond Lease and UFJ Central Leasing Sign Merger Agreement

Tokyo, October 19, 2006 — Today, Diamond Lease Company Limited (Diamond Lease) and UFJ Central Leasing Co., Ltd. (UFJ Central Leasing), equity method affiliates of Mitsubishi UFJ Financial Group, Inc. (MUFG), announced that they have reached an agreement to merge on April 1, 2007 and have signed a letter of understanding to that effect.

The combined sales of Diamond Lease and UFJ Central Leasing are over ¥1 trillion (consolidated sales in the year ended March 2006) and following the merger, the new company, Mitsubishi UFJ Lease & Finance Company Limited. (provisional name; Mitsubishi UFJ Lease & Finance) will be one of the leaders in the domestic leasing business.

The new company will build on the strengths of both Diamond Lease and UFJ Central Leasing, combining their operating platforms, expertise and products to provide a range of high quality services that meet a wide spectrum of customers’ leasing-related needs. Mitsubishi UFJ Lease & Finance will aim for sustained development as a leading leasing company through contributing to, and gaining the trust of society and its customers by swiftly and precisely responding to customer requirements.

Through the creation of Mitsubishi UFJ Lease & Finance in the lease sector, MUFG will have made progress towards its stated aim of creating highly competitive companies with a strong presence in each of the main financial business domains, including banking, trust banking and securities, as well as investment trusts, credit cards, consumer finance and leasing. The Group will continue to steadily strengthen its structure with the planned merger of UFJ NICOS Co., Ltd. and DC Card Co., Ltd. to form a new credit card company (Mitsubishi UFJ NICOS Co., Ltd. (provisional name)), as well as the scheduled conversion of Mitsubishi UFJ Securities Co., Ltd. to a wholly-owned subsidiary, both scheduled for the Spring of next year. Through close cooperation between these group companies, MUFG aims to enhance the structure with which it can comprehensively and flexibly respond to the full range of customers’ financial needs.

Since its creation, MUFG has aimed to be number one in terms of service, reliability and global coverage. In the future, through the realization of integration benefits and the acceleration of growth strategies, MUFG aims to become a premier, comprehensive, global financial group.

*         *         *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Reference: Overview of main MUFG companies

Main MUFG companies

Mitsubishi UFJ Financial Group (MUFG)

Bank of Tokyo-Mitsubishi UFJ	Mitsubishi UFJ Trust and Banking	Mitsubishi UFJ Securities	Mitsubishi UFJ NICOS [*2]	Mitsubishi UFJ Lease & Finance [*2]
Merged Jan 2006	Merged Oct 2005	Merged Oct 2005 [*1]	Scheduled for merger Apr 2007	Scheduled for merger Apr 2007
Bank of Tokyo-Mitsubishi	Mitsubishi Trust and Banking	Mitsubishi Securities	UFJ NICOS	Diamond Lease
UFJ Bank	UFJ Trust Bank	UFJ Tsubasa Securities	DC Card	UFJ Central Leasing

*1 Signed letter of agreement to become wholly-owned MUFG subsidiary at end March 2007
*2 Provisional names. Following the merger, Mitsubishi UFJ NICOS and Mitsubishi UFJ Lease & Finance are scheduled to respectively become a subsidiary and an equity method affiliate of MUFG.

Other main Group companies

Asset management	Mitsubishi UFJ Asset Management ／ KOKUSAI Asset Management	Venture capital	Mitsubishi UFJ Capital
Consumer finance	ACOM ／ DC Cash One ／ Mobit	Factoring	Mitsubishi UFJ Factors
Private banking	Mitsubishi UFJ Merrill Lynch PB Securities	Research & consulting	Mitsubishi UFJ Research and Consulting
Real estate	Mitsubishi UFJ Real Estate Services	Overseas	UnionBanCal